Taoping Inc.

Unit 3102, 31/F, Citicorp Centre

18 Whitefield Road, Hong Kong

June 9, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Priscilla Dao

Re:	Taoping Inc.
Amendment No. 2 to Registration Statement on Form F-3
Filed May 20, 2022
File No. 333-262181

Ladies and Gentlemen:

We hereby submit the responses of Taoping Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 6, 2022, providing the Staff’s comments with respect to the above-referenced Company’s Registration Statement on Form F-3 (as amended, the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 3 to the Registration Statement (the “Amendment No. 3”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Registration Statement on Form F-3

Cover Page

1.	Please revise your disclosure to remove the exclusion of Taiwan, Hong Kong and Macau from the definition of the PRC and China.

Response: We note the Staff’s comment and advise the Staff that we revised the cover page to remove the exclusion of Taiwan, Hong Kong and Macau from the definition of the PRC and China.

Prospectus Summary, page 2

2.	We note your response to prior comment 3. Please disclose in the filing itself that your determination that none of Taoping or its subsidiaries are required to obtain additional licenses or permits beyond a regular business license for their operations in China is based on the legal analysis of your in-house legal counsel, who is a licensed attorney in the PRC.

Response: We note the Staff’s comment and advise the Staff that we revised Prospectus Summary to disclose that our determination that none of Taoping or its subsidiaries are required to obtain additional licenses or permits beyond a regular business license for their operations in China is based on the legal analysis of our in-house legal counsel, who is a licensed attorney in the PRC.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-591-87590668 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

Taoping Inc.

By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

cc:	Kevin Sun, Esq.